SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31560

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered):

Seagate Technology

New York Stock Exchange

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices):

P.O. Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

(Description of class of securities):   Common Shares, par value $0.00001 per share

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seagate Technology certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 15, 2008	By	/s/ Kenneth M. Massaroni
Date	Name:	Kenneth M. Massaroni
	Title:	Senior Vice President, General Counsel and Corporate Secretary